                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2000
THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL THESE SECURITIES AND NEITHER IS SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                  FILED PURSUANT TO RULE 424B(3)
                                                   REGISTRATION NUMBER 333-34792

           Prospectus Supplement to Prospectus dated October 10, 2000
                            ENERGY EAST CORPORATION

                  $  ,000,000   % NOTES DUE NOVEMBER   , 2010
            $  ,000,000   % PUTABLE ASSET TERM SECURITIES (PATS(SM))
                       PUTABLE/CALLABLE NOVEMBER   , 2003
                                ----------------

    All of the   % Notes and the   % PATS (together, the "Securities") offered
hereby are being sold by UBS AG, London Branch (the "Selling Securityholder"), an affiliate of UBS Warburg LLC, and we will not receive any of the proceeds thereof. The Securities will be our unsecured and unsubordinated obligations.

                                     % NOTES

    The   % Notes will bear interest from their date of issuance at the rate of
  % per annum. Interest on the   % Notes will be payable semi-annually on
May   and November   of each year, beginning May   , 2001. We may elect to
redeem the   % Notes prior to maturity.

                                      % PATS

    The   % PATS will bear interest at the rate of   % per annum from their date
of issuance to but excluding November   , 2003, which is the Initial Coupon
Reset Date, and then at a fixed or floating rate as discussed under "Description of the Securities-- % PATS."

    Interest on the   % PATS will be payable on May   and November   of each
year, beginning on May   , 2001 and continuing to November   , 2003, and then at
intervals as discussed under "Description of the Securities--  % PATS." On
November   , 2003 and at the end of the floating rate period, as described
below, the   % PATS will either be mandatorily tendered to and purchased by UBS
AG, London Branch, as Callholder, or mandatorily redeemed by us, in each case at the prices discussed under "Description of the Securities-- % PATS."

    If the Callholder chooses to purchase the   % PATS, we may choose to have
the   % PATS remarketed for a floating rate period of up to one year. During the floating rate period, the interest rate will be reset monthly.

    If the Callholder purchases the   % PATS, the   % PATS will bear interest
from the later of November   , 2003 or the end of the floating rate period if we
choose to have the   % PATS remarketed for a floating rate period, in each case at a fixed rate to be determined as described under "Description of the Securities-- % PATS."

    The   % PATS will mature on November   , 2033 unless extended to the
thirtieth anniversary of the end of the floating rate period, in which case the
  % PATS will mature not later than November   , 2034. We may redeem some or all
of the   % PATS on and after the later of November   , 2003 or the end of the
floating rate period if we choose to have the   % PATS remarketed for a floating
rate period, in each case at the prices, plus accrued and unpaid interest, if any, to the redemption dates as described under "Description of the
Securities--  % PATS."
                              --------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------

                                                              Per                       Per
                                                            % Note        Total       % PATS        Total
                                                            ------        -----       ------        -----
Public Offering Price(1)................................       %            $            %            $
Underwriting Commissions to be Paid by the Selling
  Securityholder........................................       %            $            %            $

------------------------

(1)  Plus accrued interest, if any, from November   , 2000.
                             ----------------------

    The underwriters are offering the Securities subject to various conditions. The underwriters expect to deliver the Securities in book-entry form only through the facilities of The Depository Trust Company on or about November , 2000.

GOLDMAN, SACHS & CO.                                             UBS WARBURG LLC

BANC ONE CAPITAL MARKETS, INC.

               CHASE SECURITIES INC.

                              J.P. MORGAN & CO.

                                              MORGAN STANLEY DEAN WITTER
                              --------------------

                    Prospectus Supplement dated       , 2000

(SM) "PATS" is a service mark of UBS Warburg LLC.

                                    SUMMARY

    THE FOLLOWING INFORMATION SUPPLEMENTS, AND SHOULD BE READ TOGETHER WITH, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS. THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
PROSPECTUS TO HELP YOU UNDERSTAND THE   % NOTES AND THE   % PATS. YOU SHOULD
CAREFULLY READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE DOCUMENTS THAT HAVE BEEN INCORPORATED INTO THE PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. SEE "GLOSSARY OF DEFINED TERMS" FOR THE DEFINITIONS OF SOME OF THE DEFINED TERMS USED IN THIS PROSPECTUS SUPPLEMENT. IN THIS PROSPECTUS SUPPLEMENT, REFERENCES TO "WE," "US" AND "OUR" REFER TO ENERGY EAST CORPORATION, UNLESS THE CONTEXT INDICATES THAT "WE," "US" OR "OUR" REFERS TO ENERGY EAST CORPORATION TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES.

                            ENERGY EAST CORPORATION

    We are a public utility holding company organized under the laws of the State of New York in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire and New Jersey and offices in New York, Connecticut and Maine. On
May 1, 1998, we became the parent of New York State Electric & Gas Corporation. On February 8, 2000, we completed our merger with Connecticut Energy Corporation, which is a holding company primarily engaged in the retail distribution of natural gas in Connecticut through its wholly-owned subsidiary, The Southern Connecticut Gas Company. On September 1, 2000, we completed our mergers with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources. CMP Group is a holding company and its principal operating subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated local natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated local natural gas distribution company in Massachusetts.

    Our principal business is purchasing, transmitting and distributing electricity in New York and Maine and purchasing, transporting and distributing natural gas in New York, Connecticut, Maine and Massachusetts. We generate electricity from our nuclear and hydroelectric stations. Our New York service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state. One of our Connecticut service territories extends along the southern Connecticut coast from Westport to Old Saybrook and the other is located principally in the Hartford-New Britain area and Greenwich. Our Maine service territory is located in the southern and central areas of the state and our Massachusetts service territory is in the western area of that state. The approximate areas and populations of our service territories are: New York--19,900 square miles and 2.5 million people, Maine--11,000 square miles and 1 million people, Connecticut--1,318 square miles and 1.5 million people, and Massachusetts--850 square miles and 190,000 people. The larger cities in New York in which we serve both electricity and natural gas are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. In Connecticut the larger cities in which we serve natural gas are Bridgeport, New Haven, Greenwich and Hartford. In Maine we serve electricity to the city of Portland and the Lewiston-Auburn, Augusta-Waterville and Bath-Brunswick areas, and in Massachusetts the larger cities in which we serve natural gas are Pittsfield and North Adams. We serve approximately 1.4 million electricity customers and 600,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for 5% or more of either electric or natural gas revenues.

    Our executive offices are located at One Canterbury Green, Stamford, Connecticut 06904 where our telephone number is (203) 325-0690 and P.O. Box 12904, Albany, New York 12212-2904 where our telephone number is
(518) 434-3049.

                                  THE OFFERING

Issuer....................................  Energy East Corporation
Offered Securities........................  We will issue $         ,000,000 aggregate principal
                                            amount of    % Notes and $         ,000,000 aggregate
                                            principal amount of   % PATS. The    % Notes will mature
                                            on November   , 2010 and the   % PATS will mature on
                                            November   , 2033 unless extended to the thirtieth
                                            anniversary of the end of the floating rate period, if
                                            any, in which case the   % PATS will mature not later
                                            than November   , 2034; however, we may be required to
                                            redeem all of the   % PATS before that date, but not
                                            prior to November   , 2003.
Ranking...................................  The    % Notes and the   % PATS will be unsecured and
                                            unsubordinated obligations ranking equally with our
                                            other outstanding unsecured and unsubordinated
                                            indebtedness.
Selling Securityholder....................  UBS AG, London Branch, an affiliate of UBS Warburg LLC.
Use of Proceeds...........................  We will not receive any proceeds from the sale of the
                                            Securities. All of the proceeds will be retained by the
                                            Selling Securityholder. See "Use of Proceeds."

                                              % NOTES
Interest Rate.............................  The    % Notes will bear interest at the rate of    %
                                            per annum from their date of issuance to, but excluding,
                                            November   , 2010.
Interest Payment Dates....................  Interest on the    % Notes will be payable on May   and
                                            November   of each year beginning on May   , 2001 and
                                            continuing to November   , 2010.
Optional Redemption.......................  We may redeem some or all of the    % Notes at any time
                                            at prices, plus accrued and unpaid interest, if any, to
                                            the redemption date, as described in "Description of the
                                            Securities--   % Notes."

                                               % PATS
Interest Rates............................  The   % PATS will bear interest at the rate of    % per
                                            annum from their date of issuance to, but excluding,
                                            November   , 2003, which is the Initial Coupon Reset
                                            Date, and then at a fixed or floating rate as discussed
                                            under "Description of the Securities--  % PATS."
Interest Payment Dates....................  Interest on the   % PATS will be payable on May   and
                                            November   of each year beginning on May   , 2001 and
                                            continuing to November   , 2003, and then at intervals
                                            as discussed under "Description of the
                                            Securities--  % PATS."

Interest Accrual..........................  From their date of issuance to, but excluding,
                                            November   , 2003, the   % PATS will accrue interest at
                                            a fixed rate of    % per annum computed on the basis of
                                            a 360-day year consisting of twelve 30-day months. From
                                            November   , 2003, the   % PATS will accrue interest at
                                            a fixed rate or at a floating rate, depending on whether
                                            we choose to have the   % PATS remarketed for a floating
                                            rate period. If the rate is fixed, interest will be
                                            computed on the basis of a 360-day year consisting of
                                            twelve 30-day months. If the rate is floating, interest
                                            will be computed on the basis of the actual number of
                                            days in the applicable floating rate reset period over a
                                            360-day year.
                                            For a more detailed description of the payment of
                                            interest, you should refer to "Description of the
                                            Securities--  % PATS--Interest and Interest Payment
                                            Dates" and "--Floating Rate Period."
Call Option...............................  We have assigned to UBS AG, London Branch, as
                                            Callholder, the option to purchase all of the   % PATS
                                            on November   , 2003. If the Callholder purchases the
                                              % PATS on November   , 2003 and we choose to have the
                                              % PATS remarketed for a floating rate period, the
                                            Callholder must also purchase the   % PATS on the date
                                            on which the floating rate period ends. The purchase
                                            price for the   % PATS will be equal to 100% of the
                                            aggregate principal amount outstanding if they are
                                            purchased on November   , 2003 or the Dollar Price if
                                            they are purchased on the last day of the floating rate
                                            period.
                                            For a more detailed description of the call option, you
                                            should refer to "Description of the
                                            Securities--  % PATS--Call Option."
Put Option................................  If the Callholder does not purchase the   % PATS on
                                            November   , 2003, the Trustee, on behalf of the
                                            beneficial owners, will require us to redeem all of the
                                              % PATS for 100% of the aggregate principal amount
                                            outstanding plus accrued and unpaid interest, if any. If
                                            we choose to have the   % PATS remarketed for a floating
                                            rate period and the Callholder does not purchase the
                                              % PATS on the last day of the floating rate period,
                                            the Trustee, on behalf of the beneficial owners, will
                                            require us to redeem the   % PATS at the Dollar Price
                                            plus accrued and unpaid interest, if any.
                                            For a more detailed description of the put option, you
                                            should refer to "Description of the
                                            Securities--  % PATS--Put Option."
Post-Coupon Reset Optional Redemption.....  We may redeem some or all of the   % PATS at any time on
                                            or after the later of November   , 2003 or the end of
                                            the floating rate period, in each case at the prices,
                                            plus accrued and unpaid interest, if any, to the
                                            redemption date, as described in "Description of the
                                            Securities--  % PATS--Post-Coupon Reset Optional
                                            Redemption."

                   SELECTED FINANCIAL DATA AND CAPITALIZATION

    The following material, which is presented in this prospectus supplement solely to furnish limited introductory information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the accompanying prospectus and the documents incorporated by reference in the prospectus. In our opinion, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the six months ended June 30, 2000, have been made.

                                     SIX MONTHS                           YEAR ENDED DECEMBER 31
                                        ENDED         --------------------------------------------------------------
                                  JUNE 30, 2000(1)       1999         1998         1997         1996         1995
                                  -----------------   ----------   ----------   ----------   ----------   ----------
Operating Revenue (000).........     $1,256,345       $2,278,608   $2,499,568   $2,170,102   $2,108,865   $2,040,895
Net Income (000)................     $  149,798       $  218,751(2) $  194,205  $  175,211(3) $  168,711(4) $  177,969
Earnings Per Share, basic and
  diluted(5)....................     $     1.32       $     1.88(2) $     1.51  $     1.29(3) $     1.19(4) $     1.24
Dividends Paid Per Share(5).....     $      .44       $      .84   $      .78   $      .70   $      .70   $      .70
Ratio of Earnings to Fixed
  Charges(6)....................           4.75             4.14(7)       3.43        3.15         3.02         2.89
Total Assets (000)..............     $4,148,648       $3,769,397   $4,898,210   $5,041,466   $5,061,604   $5,114,331
Long-term Obligations, Capital
  Leases and Redeemable
  Preferred Stock (000).........     $1,304,157       $1,235,089   $1,460,120   $1,475,224   $1,505,814   $1,606,448

                                                               AS OF JUNE 30, 2000        AS ADJUSTED(8)
                                                              ---------------------   -----------------------
                                                                          (THOUSANDS OF DOLLARS)
Long-term Debt..............................................  $1,311,512     45.1%    $1,811,512      53.2%
Preferred Stock.............................................      10,159       .4         10,159        .3
Common Equity...............................................   1,584,997     54.5      1,584,997      46.5
                                                              ----------    -----     ----------     -----
  Total Capitalization (includes current maturities)........  $2,906,668    100.0%    $3,406,668     100.0%
                                                              ==========    =====     ==========     =====

------------------------

(1) Due to the seasonal nature of our operations, financial results for interim periods are not necessarily indicative of trends for a twelve-month period.

(2) Includes the effect of the extraordinary loss related to the early extinguishment of debt that decreased net income by $18 million and earnings per share by 15 cents and the nonrecurring benefit from the sale of our coal-fired generation assets net of the writeoff of Nine Mile Point 2 that increased net income by $14 million and earnings per share by 12 cents.

(3) Includes the effect of fees related to an unsolicited tender offer that decreased net income by $17 million and earnings per share by 12 cents.

(4) Includes the effect of the writedown of the investment in EnerSoft Corporation that decreased net income by $10 million and earnings per share by 7 cents.

(5) All per share amounts have been restated to reflect the two-for-one common stock split effective April 1, 1999.

(6) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(7) Earnings before income taxes and fixed charges includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.52.

(8) Adjusted for the sale of the Securities.

                              RECENT DEVELOPMENTS

MERGERS WITH CMP GROUP, CTG RESOURCES AND BERKSHIRE ENERGY

    On September 1, 2000, we completed our mergers with CMP Group, CTG Resources and Berkshire Energy. In the CMP Group merger, we acquired all of the common stock of CMP Group for $29.50 per share in cash and that transaction had an equity market value of approximately $957 million. Central Maine Power Company, CMP Group's principal subsidiary, will continue to operate as a regulated electric utility, serving customers in central and southern Maine. In the CTG Resources merger, approximately 45% of the common stock of CTG Resources was exchanged for 1.7320 shares of our common stock per CTG Resources share, and approximately 55% was converted into $41.00 in cash per CTG Resources share. The CTG Resources transaction had an equity market value of approximately
$350 million. Connecticut Natural Gas Corporation, CTG Resources' principal subsidiary, will continue to operate as a regulated natural gas utility, serving customers in Greenwich, Hartford and 21 other cities and towns in central Connecticut. In the Berkshire Energy merger, we acquired all of the common shares of Berkshire Energy for $38.00 per share in cash and that transaction had an equity market value of approximately $96 million. The Berkshire Gas Company, Berkshire Energy's principal subsidiary, will continue to operate as a regulated natural gas utility, serving customers in 19 communities in the western portion of the Commonwealth of Massachusetts. The mergers with CMP Group, CTG Resources and Berkshire Energy were accounted for using the purchase method.

FINANCIAL HIGHLIGHTS

Period Ended September 30, 2000 (Unaudited)

                                                                THREE MONTHS            TWELVE MONTHS
                                                             -------------------   -----------------------
                                                               2000       1999        2000         1999
                                                             --------   --------   ----------   ----------
                                                                 (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.........................................  $651,146   $571,020   $2,452,713   $2,348,310
Income before extraordinary item...........................  $ 33,349   $ 46,881   $  230,052   $  233,044
Net income.................................................  $ 33,349   $ 46,881   $  212,486   $  233,044
Average shares outstanding.................................   112,812    114,204      112,656      119,986
Earnings per share, basic and diluted......................  $    .30   $    .41   $     1.89   $     1.94
Dividends per share........................................  $    .22   $    .21   $      .87   $      .83

ENERGY DELIVERY STATISTICS
ELECTRICITY (THOUSANDS OF MEGAWATT-HOURS)
  Residential..............................................     1,557      1,328        5,637        5,413
  Commercial...............................................     1,226        959        3,751        3,498
  Industrial...............................................     1,172        866        3,694        3,329
  Other....................................................       367        359        1,514        1,476
                                                             --------   --------   ----------   ----------
    Total retail...........................................     4,322      3,512       14,596       13,716
  Wholesale................................................     1,146      2,200        7,201       14,160
                                                             --------   --------   ----------   ----------
    Total..................................................     5,468      5,712       21,797       27,876
                                                             ========   ========   ==========   ==========
NATURAL GAS (THOUSANDS OF DEKATHERMS)
  Residential..............................................     3,083      1,585       30,401       22,991
  Commercial...............................................     1,372        528       10,963        8,324
  Industrial...............................................       416        266        2,282        1,798
  Other....................................................     1,972        259        6,550        2,590
  Transportation of customer-owned gas.....................     5,817      4,418       32,425       23,059
                                                             --------   --------   ----------   ----------
    Total retail...........................................    12,660      7,056       82,621       58,762
  Wholesale................................................     2,125      2,491        8,453        8,599
                                                             --------   --------   ----------   ----------
    Total..................................................    14,785      9,547       91,074       67,361
                                                             ========   ========   ==========   ==========

    Results for the three months and twelve months ended September 30, 2000 include CMP Group, CTG Resources and Berkshire Energy effective September 1, 2000.

    Excluding the sale of XENERGY, Inc. in September 2000, earnings per share for the third quarter of 2000 were 34 cents compared to 41 cents in 1999. The decrease was primarily due to lower investment income and higher costs of energy offset by higher retail electricity deliveries.

    Excluding the non-recurring benefits in 2000 and 1999 from the sale of our coal-fired plants, the Nine Mile Point 2 writeoff, the sale of XENERGY, and the extraordinary loss from the early retirement of debt, earnings per share for the 12 months ended September 30, 2000 were $2.01 compared to $1.82 in 1999. The increase is primarily due to cost control efforts, fewer shares outstanding due to the share repurchase program, earnings from the merged companies, transmission revenues, and higher retail electricity and natural gas deliveries. Those increases were partially offset by lower wholesale electricity deliveries as a result of the sale of our coal-fired plants, higher costs of energy, and lower retail electricity prices.

                                USE OF PROCEEDS

    We will not receive any proceeds from the offering. The Selling Securityholder will receive all of the proceeds from the sale of the Securities. The Securities will be issued to the Selling Securityholder in exchange for temporary financing provided by the Selling Securityholder, the proceeds of which were used to fund a portion of the cash consideration for the three mergers with CMP Group, CTG Resources and Berkshire Energy.

                        PRO FORMA FINANCIAL INFORMATION

                            ENERGY EAST CORPORATION
                        COMBINED CONDENSED BALANCE SHEET
                 GIVING EFFECT TO THE CMP GROUP, CTG RESOURCES
                          AND BERKSHIRE ENERGY MERGERS
                                AT JUNE 30, 2000
                              ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                                      ENERGY        CMP          CTG       BERKSHIRE       MERGER      PRO FORMA
                                                       EAST        GROUP      RESOURCES     ENERGY       PRO FORMA       ENERGY
                                                      ACTUAL       ACTUAL      ACTUAL       ACTUAL      ADJUSTMENTS       EAST
                                                    ----------   ----------   ---------   -----------   ------------   ----------
                                                                                          (THOUSANDS)
Assets
Current Assets
  Cash and cash equivalents.......................  $   25,449   $  226,491   $ 34,507     $    554      ($185,500)(4,9) $  101,501
  Special deposits................................         427           --         --           --             --            427
  Temporary investments...........................     459,378           --      2,467           --       (450,000)(4)     11,845
  Accounts receivable, net........................     169,388      109,763     39,608        6,294             --        325,053
  Other...........................................      76,527       15,311     22,891        6,981             --        121,710
                                                    ----------   ----------   --------     --------      ---------     ----------
    Total Current Assets..........................     731,169      351,565     99,473       13,829       (635,500)       560,536

Utility Plant, at Original Cost...................   4,582,976    1,356,051    541,005      133,083             --      6,613,115
  Less accumulated depreciation...................   2,232,112      561,039    204,229       43,343             --      3,040,723
                                                    ----------   ----------   --------     --------      ---------     ----------
    Net utility plant in service..................   2,350,864      795,012    336,776       89,740             --      3,572,392
  Construction work in progress...................      36,511       33,092      4,301          568             --         74,472
                                                    ----------   ----------   --------     --------      ---------     ----------
    Total Utility Plant...........................   2,387,375      828,104    341,077       90,308             --      3,646,864

Other Property and Investments, Net...............     148,462       58,637     11,221           --        161,378(2)     379,698

Regulatory Assets.................................     295,915      389,668     13,282        6,494             --        705,359

Other Assets......................................     283,126      138,809     21,944        1,416         55,285(5)     500,580

Goodwill..........................................     302,601           --         --        1,952        563,163(6,7)    867,716
                                                    ----------   ----------   --------     --------      ---------     ----------
    Total Assets..................................  $4,148,648   $1,766,783   $486,997     $113,999      $ 144,326     $6,660,753
                                                    ==========   ==========   ========     ========      =========     ==========

The notes on pages S-12 to S-14 are an integral part of the pro forma combined condensed financial statements.

                            ENERGY EAST CORPORATION
                        COMBINED CONDENSED BALANCE SHEET
                 GIVING EFFECT TO THE CMP GROUP, CTG RESOURCES
                          AND BERKSHIRE ENERGY MERGERS
                                AT JUNE 30, 2000
                              ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                                    ENERGY        CMP          CTG       BERKSHIRE       MERGER      PRO FORMA
                                                     EAST        GROUP      RESOURCES     ENERGY       PRO FORMA       ENERGY
                                                    ACTUAL       ACTUAL      ACTUAL       ACTUAL      ADJUSTMENTS       EAST
                                                  ----------   ----------   ---------   -----------   ------------   ----------
                                                                                        (THOUSANDS)
Liabilities
Current Liabilities
  Current portion of long-term debt and sinking
    fund requirements...........................  $    7,355   $   20,538   $  3,287           --              --    $   31,180
  Notes payable and interim financing...........     167,426          750         --     $ 14,595      $  110,000       292,771
  Taxes accrued.................................      54,471        1,020     (2,903)          --              --        52,588
  Other.........................................     272,349      123,159     39,505        5,016          18,500 (7)    458,529
                                                  ----------   ----------   --------     --------      ----------    ----------
    Total Current Liabilities...................     501,601      145,467     39,889       19,611         128,500       835,068
Regulatory Liabilities
  Gain on sale of generation assets.............          --      244,312         --           --              --       244,312
  Other.........................................     125,123       62,333     86,604       10,260          32,806 (5)    317,126
                                                  ----------   ----------   --------     --------      ----------    ----------
    Total Regulatory Liabilities................     125,123      306,645     86,604       10,260          32,806       561,438
Deferred Income Taxes and Unamortized Investment
  Tax Credits...................................     240,875       68,870      2,376        1,001          88,644 (5)    401,766
Other...........................................     381,736      438,123         --        5,624              --       825,483
Long-term debt..................................   1,304,157      186,057    216,530       40,000         500,000 (9)  2,246,744
                                                  ----------   ----------   --------     --------      ----------    ----------
    Total Liabilities...........................   2,553,492    1,145,162    345,399       76,496         749,950     4,870,499
Commitments.....................................          --           --         --           --              --            --
Preferred stock redeemable solely at the option
  of subsidiary.................................      10,159       35,528        850          310              --        46,847
Preferred stock subject to mandatory redemption
  requirements..................................          --          910         --           --              --           910
Common Stock Equity
  Common stock Energy East ($.01 par value,
    300,000 shares authorized and 112,208 shares
    outstanding as of June 30, 2000)............       1,137           --         --           --              70 (10)      1,207
  Common stock CMP Group ($5 par value, 80,000
    shares authorized and 32,443 shares
    outstanding as of June 30, 2000)............          --      162,213         --           --        (162,213)           --
  Common stock CTG Resources (No par value,
    20,000 shares authorized and 8,620 shares
    outstanding as of June 30, 2000)............
  Common stock Berkshire Energy (No par value,
    10,000 shares authorized and 2,529 shares
    outstanding as of June 30, 2000)............
Capital in excess of par value..................     740,240      284,462     67,386       29,029        (223,447)(10)    897,670
Retained earnings...............................     883,329      138,508     73,687        8,164        (220,359)      883,329
Accumulated other comprehensive income..........        (712)          --         --           --              --          (712)
Unearned compensation--restricted stock
  awards........................................          --           --       (325)          --             325            --
Treasury stock, at cost (1,500 shares at
  June 30, 2000)................................     (38,997)          --         --           --              --       (38,997)
                                                  ----------   ----------   --------     --------      ----------    ----------
    Total Common Stock Equity...................   1,584,997      585,183    140,748       37,193        (605,624)    1,742,497
                                                  ----------   ----------   --------     --------      ----------    ----------
    Total Liabilities and Shareholders'
      Equity....................................  $4,148,648   $1,766,783   $486,997     $113,999      $  144,326    $6,660,753
                                                  ==========   ==========   ========     ========      ==========    ==========

The notes on pages S-12 to S-14 are an integral part of the pro forma combined condensed financial statements.

                            ENERGY EAST CORPORATION
                     COMBINED CONDENSED STATEMENT OF INCOME
              GIVING EFFECT TO THE CONNECTICUT ENERGY, CMP GROUP,
                   CTG RESOURCES AND BERKSHIRE ENERGY MERGERS
           TWELVE MONTHS ENDED DECEMBER 31, 1999 ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                          ENERGY     CONNECTICUT     CMP         CTG      BERKSHIRE     MERGER      PRO FORMA
                                           EAST        ENERGY       GROUP     RESOURCES    ENERGY      PRO FORMA      ENERGY
                                          ACTUAL       ACTUAL       ACTUAL     ACTUAL      ACTUAL     ADJUSTMENTS      EAST
                                        ----------   -----------   --------   ---------   ---------   -----------   ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues
  Sales and services..................  $2,278,608    $235,633     $992,656   $292,179     $51,775            --    $3,850,851
Operating Expenses
  Electricity purchased and fuel used
    in generation.....................     905,367          --      515,591         --          --            --     1,420,958
  Natural gas purchased...............     186,722     103,980           --    145,860      23,612            --       460,174
  Other operating expenses............     312,129      49,529      238,703     55,450      13,729            --       669,540
  Maintenance.........................      85,849       3,759       33,180      7,702         617            --       131,107
  Depreciation and amortization.......     648,587      18,330       50,593     20,352       4,631     $  21,136(11)    763,629
  Other taxes.........................     194,783      15,323       22,374     19,993       2,211            --       254,684
  Gain on sale of generation assets...    (674,572)         --           --         --          --            --      (674,572)
  Writeoff of Nine Mile Point 2.......      72,532          --           --         --          --            --        72,532
                                        ----------    --------     --------   --------     -------     ---------    ----------
    Total Operating Expenses..........   1,731,397     190,921      860,441    249,357      44,800        21,136     3,098,052
                                        ----------    --------     --------   --------     -------     ---------    ----------
Operating Income......................     547,211      44,712      132,215     42,822       6,975       (21,136)      752,799
Other (Income) and Deductions.........     (39,214)      2,874      (37,902)    (3,621)     (2,171)           --       (80,034)
Merger Related Expenses...............          --       3,736        4,385      3,698         438            --        12,257
Interest Charges, Net.................     132,908      13,354       53,471     15,578       4,313        47,700(9)    267,324
Preferred Stock Dividends of
  Subsidiary..........................       2,706          --        3,315         61          15            --         6,097
                                        ----------    --------     --------   --------     -------     ---------    ----------
Income Before Federal Income Taxes....     450,811      24,748      108,946     27,106       4,380       (68,836)      547,155
Federal Income Taxes..................     214,494       8,370       54,092     13,292       1,816       (19,080)(8)    272,984
                                        ----------    --------     --------   --------     -------     ---------    ----------
Income Before Extraordinary Item......     236,317      16,378       54,854     13,814       2,564       (49,756)      274,171
Extraordinary Loss on Early
  Extinguishment of Debt, Net of
  Income Tax Benefit of $9,458........      17,566          --           --         --          --            --        17,566
                                        ----------    --------     --------   --------     -------     ---------    ----------
Net Income............................  $  218,751    $ 16,378     $ 54,854   $ 13,814     $ 2,564     $ (49,756)   $  256,605
                                        ==========    ========     ========   ========     =======     =========    ==========
Earnings per share, basic and
  diluted.............................  $     1.88                                                                  $     1.93
Average Common Shares Outstanding.....     116,316                                                      16,441(3)      132,757

The notes on pages S-12 to S-14 are an integral part of the pro forma combined condensed financial statements.

                            ENERGY EAST CORPORATION
                     COMBINED CONDENSED STATEMENT OF INCOME
                 GIVING EFFECT TO THE CMP GROUP, CTG RESOURCES
                          AND BERKSHIRE ENERGY MERGERS
                         SIX MONTHS ENDED JUNE 30, 2000
                              ACTUAL AND PRO FORMA
                                  (UNAUDITED)

                                              ENERGY       CMP         CTG      BERKSHIRE     MERGER      PRO FORMA
                                               EAST       GROUP     RESOURCES    ENERGY      PRO FORMA      ENERGY
                                              ACTUAL      ACTUAL     ACTUAL      ACTUAL     ADJUSTMENTS      EAST
                                            ----------   --------   ---------   ---------   -----------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues
  Sales and services......................  $1,256,345   $471,081   $193,138     $36,607           --     $1,957,171
Operating Expenses
  Electricity purchased and fuel used in
    generation............................     449,129    256,887         --          --           --        706,016
  Natural gas purchased...................     180,900         --    103,630      17,401           --        301,931
  Other operating expenses................     163,239    121,553     28,506       8,781           --        322,079
  Maintenance.............................      47,321     18,067      4,463         379           --         70,230
  Depreciation and amortization...........      67,378     19,394     10,779       2,688     $  7,040(11)    107,279
  Other taxes.............................      82,900      9,941     13,497       1,392           --        107,730
                                            ----------   --------   --------     -------     --------     ----------
    Total Operating Expenses..............     990,867    425,842    160,875      30,641        7,040      1,615,265
                                            ----------   --------   --------     -------     --------     ----------
Operating Income..........................     265,478     45,239     32,263       5,966       (7,040)       341,906
Other (Income) and Deductions.............     (15,010)  (130,888)    (1,710)     (1,033)          --       (148,641)
Merger Related Expenses...................          --        325        155         269           --            749
Interest Charges, Net.....................      57,576     27,055      8,028       2,297       23,850(9)     118,806
Preferred Stock Dividends of Subsidiary...         198      1,118         30           8           --          1,354
                                            ----------   --------   --------     -------     --------     ----------
Income Before Federal
  Income Taxes............................     222,714    147,629     25,760       4,425      (30,890)       369,638
Federal Income Taxes......................      72,916     91,425     12,304       1,648       (9,540)(8)    168,753
                                            ----------   --------   --------     -------     --------     ----------
Net Income................................  $  149,798   $ 56,204   $ 13,456     $ 2,777     $(21,350)    $  200,885
                                            ==========   ========   ========     =======     ========     ==========
Earnings per share, basic and diluted.....  $     1.32                                                    $     1.67
Average Common Shares Outstanding.........     113,087                                          7,000(12)    120,087

The notes on pages S-12 to S-14 are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS
              GIVING EFFECT TO THE CONNECTICUT ENERGY, CMP GROUP,
                   CTG RESOURCES AND BERKSHIRE ENERGY MERGERS

NOTE 1. UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.

    The unaudited pro forma combined condensed financial statements as of and for the six months ended June 30, 2000, have been adjusted to give effect to the CMP Group, CTG Resources and Berkshire Energy mergers. The unaudited pro forma combined condensed income statement as of December 31, 1999, has been adjusted to give effect to the Connecticut Energy merger, which was completed in February 2000, and the CMP Group, CTG Resources and Berkshire Energy mergers. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in accordance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

    The unaudited pro forma combined condensed balance sheet assumes that the mergers occurred on June 30, 2000. The unaudited pro forma combined condensed statement of income for the 12 months ended December 31, 1999, assumes that the mergers were completed on January 1, 1999, reflects the effect of the sales of our coal-fired generation assets and CMP Group's steam and hydro generation assets when they occurred in March and May 1999 and April 1999, respectively, has not been adjusted to reflect the effect of those transactions as of January 1, 1999, and does not give effect to the pending sale of our interest in nuclear generation assets. The unaudited pro forma combined condensed statement of income for the six months ended June 30, 2000, assumes that the mergers were completed on January 1, 2000, and does not give effect to the pending sale of our interest in nuclear generation assets.

    The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East and CMP Group, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the sales and the mergers been completed on January 1, 1999, January 1, 2000, or June 30, 2000, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

NOTE 2. ACCOUNTING METHOD.

    The CMP Group, CTG Resources and Berkshire Energy mergers will be accounted for as an acquisition of CMP Group, CTG Resources and Berkshire Energy by us under the purchase method in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of CMP Group's, CTG Resources' and Berkshire Energy's utility and nonutility businesses at the time of closing, plus our estimated transaction costs related to the mergers. The assets and liabilities of CMP Group's, CTG Resources' and Berkshire Energy's unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The remaining goodwill will be allocated to Central Maine Power Company, Connecticut Natural Gas Corporation, and The Berkshire Gas Company and will be recorded as an acquisition adjustment.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS
              GIVING EFFECT TO THE CONNECTICUT ENERGY, CMP GROUP,
             CTG RESOURCES AND BERKSHIRE ENERGY MERGERS (CONTINUED)

NOTE 3. EARNINGS PER SHARE AND AVERAGE SHARES OUTSTANDING.

    The pro forma earnings per share and number of average shares outstanding for the 12 months ended December 31, 1999, have been restated to reflect our two-for-one common stock split, effective April 1, 1999, the number of shares,
9.4 million, that were issued to Connecticut Energy shareholders upon completion of that merger in February 2000 and the average number of shares that would have been outstanding if the CTG Resources merger occurred at the beginning of the period presented assuming a conversion of approximately 45% CTG Resources shares into 1.7320 of our shares per CTG Resources share.

    The pro forma earnings per share and number of average shares outstanding for the six months ended June 30, 2000, have been restated to reflect the average number of shares that would have been outstanding if the CTG Resources merger occurred at the beginning of the period presented assuming a conversion of approximately 45% CTG Resources shares into 1.7320 of our shares per CTG Resources share.

    The following table presents the range of shares that could be issued based on various potential conversion ratios under the CTG Resources merger agreement:

Conversion ratio.......................................    1.36       1.57       1.73
Number of shares (thousands)...........................   5,296      6,107      7,000

NOTE 4. CASH CONSIDERATION.

    This amount reflects the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding, the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for approximately 55% of the CTG Resources shares outstanding and the cash consideration paid to Berkshire Energy shareholders based on a purchase price per share of $38.00 for all of the Berkshire Energy shares outstanding.

NOTE 5. OTHER ASSET AND RELATED REGULATORY LIABILITY.

    This amount reflects the recognition of an other asset and related regulatory liability for the estimated difference between CMP Group's, CTG Resources' and Berkshire Energy's net pension and other postretirement benefit obligations and the previously recognized asset or liability.

NOTE 6. GOODWILL.

    This amount reflects the recognition of an amount of goodwill that is equal to the combined excess of the estimated purchase price over the estimated net fair value of the assets and liabilities acquired, plus estimated transaction costs related to the mergers, as presented in the following table:

                                        CMP              CTG           BERKSHIRE
            ESTIMATED                  GROUP          RESOURCES         ENERGY
---------------------------------  --------------   --------------   -------------
Purchase price...................  $  957 million   $  350 million   $  96 million
Net fair value of assets and
  liabilities acquired...........  $680.4 million   $140.7 million   $37.2 million
Transaction costs................  $   11 million   $  6.5 million   $   1 million

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS
              GIVING EFFECT TO THE CONNECTICUT ENERGY, CMP GROUP,
             CTG RESOURCES AND BERKSHIRE ENERGY MERGERS (CONTINUED)

NOTE 7. MERGER-RELATED COSTS.

    We, CMP Group, CTG Resources and Berkshire Energy will incur direct expenses related to the merger, including financial advisory, legal and accounting fees. The pro forma adjustments include an estimate for our merger-related costs of $11 million for the CMP Group merger, $6.5 million for the CTG Resources merger, and $1 million for the Berkshire Energy merger, which are included in goodwill. CMP Group, CTG Resources and Berkshire Energy expect to incur approximately
$7.5 million, $5.5 million and $2 million of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

NOTE 8. INCOME TAXES.

    Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

NOTE 9. NOTES PAYABLE.

    This amount reflects the issuance of $500 million principal amount of notes payable with an assumed interest rate of 8%, the proceeds of which will be used to fund the consideration paid. A one-eighth of 1% change in the interest rate will increase or decrease interest expense $.6 million.

NOTE 10. COMMON STOCK.

    This amount reflects our shares to be issued to CTG Resources shareholders in exchange for approximately 45% of their CTG Resources shares, assuming a conversion ratio of 1.7320 Energy East shares per CTG Resources share, and the purchase of approximately 55% of their CTG Resources shares for cash.

NOTE 11. AMORTIZATION OF GOODWILL.

    This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

NOTE 12. ENERGY EAST SHARES ISSUED.

    This reflects the number of our shares to be issued in the merger with CTG Resources assuming a conversion of approximately 45% of the CTG Resources shares into 1.7320 of our shares per CTG Resources share.

                         DESCRIPTION OF THE SECURITIES

    The following description of the particular terms of the Securities, which are referred to in the accompanying prospectus as "debt securities," supplements and, to the extent it is inconsistent with the description in the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities in the prospectus. The Securities will be issued under an Indenture dated as of August 31, 2000 between us and The Chase Manhattan Bank, as supplemented by three supplemental indentures and references in this prospectus supplement to the Indenture will mean the Indenture as so supplemented. This summary is qualified in its entirety by reference to the Indenture. Please see "Glossary of Defined Terms" for the definitions of some of the terms used in this prospectus supplement.

    The Securities will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. At June 30, 2000, we had no outstanding unsecured and unsubordinated indebtedness. The Indenture contains no restrictions on the amount of additional indebtedness that we may issue.

    % NOTES

    The   % Notes will mature on November   , 2010. The   % Notes will bear
interest from their date of issuance at the rate of   % per annum. Interest will
be payable semi-annually on May   and November   of each year, beginning
May   , 2001, to the persons in whose names the   % Notes are registered at the
close of business on the preceding       and       , respectively, subject to
certain exceptions. Interest on the   % Notes will be computed on the basis of a
360-day year comprised of twelve 30-day months.

    The   % Notes will be redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of the   % Notes then outstanding to be
      redeemed, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day
      months) at a rate equal to the sum of       basis points plus the Adjusted
      Treasury Rate on the third Business Day prior to the redemption date, as calculated by an Independent Investment Banker.

    We will mail notice of redemption at least 30 days but not more than
60 days before the applicable redemption date to each holder of the   % Notes to
be redeemed. If we elect to partially redeem the   % Notes, the Trustee will
select in a fair and appropriate manner the   % Notes to be redeemed.

    Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after
the applicable redemption date on the   % Notes or portions thereof called for
redemption.

    We may, without the consent of the holders of the   % Notes, issue
additional notes having the same ranking and the same interest rate, maturity
and other terms as the   % Notes. Any additional notes will, together with the
  % Notes, constitute a single series of the   % Notes under the Indenture. No
additional notes may be issued if an Event of Default has occurred with respect
to the   % Notes.

    The   % Notes will initially be issued only in registered, book-entry form, in denominations of $ ,000 and any integral multiples of $1,000 as described under "--Book-Entry Only Issuance--The Depository Trust Company" below. We will issue global securities in denominations that together equal the total principal
amount of the outstanding   % Notes.

  % PATS

GENERAL

    The   % PATS will mature on November  , 2033 unless extended to the thirtieth anniversary of the Floating Period Termination Date, in which case the
  % PATS will mature not later than November  , 2034. We may be required to
redeem the   % PATS before that maturity date as described in "--Put Option"
below. We may also redeem some or all of the   % PATS after the Fixed Rate
Coupon Reset Date as described in "--Post-Coupon Reset Optional Redemption"
below. The   % PATS may also be purchased by the Callholder as described in
"--Call Option" below.

    The   % PATS will initially be issued only in registered, book-entry form, in denominations of $ ,000 and any integral multiples of $1,000 as described under "--Book-Entry Only Issuance--The Depository Trust Company" below. We will issue global securities in denominations that together equal the total principal
amount of the outstanding   % PATS.

    If any interest, principal or other payment date of the   % PATS (including
any payment date in connection with the Call Option or the Put Option as described below) does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day and no interest will accrue in respect of the amounts which payment is so delayed for the period from and after such interest payment date, maturity date or other payment date, except that, in the case of an interest payment date or other payment date occurring during the Floating Rate Period, interest on principal will continue to accrue until the next succeeding Business Day.

INTEREST AND INTEREST PAYMENT DATES

    The   % PATS will bear interest at the rate of   % per annum from their date
of issuance to, but excluding, November   , 2003. During that period, we will
pay interest semi-annually on May   and November   of each year, beginning on
May   , 2001.

    We will pay interest on the   % PATS, accruing from the Fixed Rate Coupon
Reset Date, semi-annually on each day that is a six-month anniversary of that
date. Interest on the   % PATS from the Fixed Rate Coupon Reset Date will be
computed on the basis of a 360-day year consisting of twelve 30-day months.

    Interest on the   % PATS accruing during any Floating Rate Reset Period will be payable on the next following Reference Rate Reset Date if such date is a Business Day or, if not, then on the next following Business Day. Interest on
the   % PATS during the Floating Rate Period will be computed on the basis of the actual number of days in the applicable Floating Rate Reset Period over a 360-day year.

    Interest payable on any interest payment date will be payable to the persons
in whose names the   % PATS are registered at the close of business on the
Business Day immediately preceding the related interest payment date.

    Interest payments will be in the amount of interest accrued from and including the next preceding interest payment date (or from and including the date of issuance if no interest has been paid or duly provided for with respect
to the   % PATS) to but excluding the relevant interest payment date, Coupon
Reset Date, redemption date or the maturity date, as the case may be.

    Interest to be payable from and including each Coupon Reset Date will be calculated by UBS Warburg LLC, as the Calculation Agent appointed by us pursuant to the Indenture. We will agree to indemnify the Calculation Agent against certain liabilities arising out of or in connection with its duties under the Indenture.

    The Indenture provides that the Calculation Agent may resign at any time as Calculation Agent effective 10 Business Days after the delivery of written notice to us and the Trustee. In such case, we may appoint a successor Calculation Agent.

    The Calculation Agent, in its individual capacity, may buy, sell, hold and
deal in   % PATS and may exercise any vote or join in any action which any
holder of   % PATS may be entitled to exercise or take as if it were not the
Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with us or any of our subsidiaries as if it were not the Calculation Agent.

    If the Callholder elects to purchase the   % PATS, then by 3:30 p.m., New
York City time, on the third Business Day immediately preceding any applicable Coupon Reset Date, the Calculation Agent will determine either (a) the Floating Rate Spread, in the case of the Initial Coupon Reset Date where we have elected to exercise our Floating Period Option, or (b) the Interest Rate to Maturity, to the nearest one hundredth of one percent per annum, unless we are required to
redeem the   % PATS. Each Floating Period Interest Rate will equal the sum of the Reference Rate and the Floating Rate Spread, and the Interest Rate to Maturity will equal the sum of the Base Rate and the Applicable Spread. Both the Floating Rate Spread and the Applicable Spread will be based on the Dollar Price
of the   % PATS. The Floating Period Interest Rate, the Interest Rate to
Maturity and the Dollar Price for the   % PATS as announced by the Calculation
Agent, absent manifest error, will be binding and conclusive upon the beneficial owners, us and the Trustee.

FLOATING RATE PERIOD

    Following the Callholder's election to purchase the   % PATS in connection
with the Initial Coupon Reset Date, but prior to the Floating Period Notification Date, which will be the fourth Business Day prior to the Initial Coupon Reset Date, we may elect to exercise our Floating Period Option. If we so
elect, the   % PATS will bear interest at the Floating Period Interest Rate until the Floating Period Termination Date, which will be the earlier of November , 2004, or the date which otherwise would be the Reference Rate Reset Date following the Floating Period Termination Notification Date. The Floating Period Termination Notification Date will be at least four Business Days prior to such Reference Rate Reset Date. In the event that we exercise our Floating
Period Option, the maturity date of the   % PATS will be extended to the
thirtieth anniversary of the Floating Period Termination Date, in which case the % PATS will mature not later than November , 2034.

    The amount of interest payable for each day that the   % PATS are
outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for such day by 360 and multiplying the result by the Dollar Price. The amount of interest payable for any Floating Rate Reset Period will be calculated by adding the interest payable for each day in the Floating Rate Reset Period.

COUPON RESET PROCESS

    If the Callholder has exercised the Call Option as set forth below under "--Call Option," we and the Calculation Agent will complete the following steps in order to determine each Coupon Reset Rate. We and the Calculation Agent will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

    (a) We will provide the Calculation Agent with a list, no later than five Business Days prior to the applicable Coupon Reset Date, containing the names and addresses of up to five Reference Corporate Dealers or Reference Money Market Dealers, as the case may be, from which we would like the Calculation Agent to obtain Fixed Rate Bids or Floating Rate Bids for the purchase of the
  % PATS.

    (b) Within one Business Day following receipt by the Calculation Agent of the dealer list referred to above, the Calculation Agent will provide to each dealer on that list:

       - a copy of the prospectus dated October 10, 2000 and a copy of this
         prospectus supplement relating to the offering of the   % PATS;

       - a copy of the form of the   % PATS; and

       - a written request that each dealer submit a Fixed Rate Bid or Floating Rate Bid, as the case may be, to the Calculation Agent by 3:30 p.m., New York City time (the "Bid Deadline"), on the third Business Day prior to the Coupon Reset Date (the "Bid Date").

    Each dealer will be provided with:

       - the name of Energy East Corporation;

       - an estimate of the Dollar Price;

       - the principal amount and maturity of the   % PATS; and

       - the method by which interest will be calculated on the   % PATS.

    (c) Following receipt of the bids, the Calculation Agent will provide written notice to us of:

       - the name of each of the dealers from whom the Calculation Agent received bids on the Bid Date;

       - the bid submitted by each of those dealers; and

       - the Dollar Price.

    (d) Immediately after calculating the Coupon Reset Rate, the Calculation Agent will provide written notice of that Coupon Reset Rate to us, the Trustee and the dealer submitting the lowest applicable bid.

CALL OPTION

    On a Business Day not earlier than 20 Business Days prior to the Initial Coupon Reset Date, and not later than 4:00 p.m., New York City time, on the 15th Business Day prior to the Initial Coupon Reset Date, the Callholder will notify
us and the Trustee as to whether it elects to purchase the   % PATS for
remarketing.

    If the Callholder so elects, the   % PATS will be subject to mandatory
tender, and will be deemed tendered, to the Callholder for purchase and remarketing, and the Callholder will be obligated to purchase and remarket the
  % PATS, on the Initial Coupon Reset Date and, if we choose to exercise our Floating Period Option, on the Floating Period Termination Date, in accordance with the terms and subject to the conditions described in the Indenture.

    On the Fixed Rate Coupon Reset Date, the   % PATS will be remarketed by the
Callholder at a fixed rate of interest equal to the Interest Rate to Maturity.
If the Callholder elects to purchase the   % PATS and if we exercise our
Floating Period Option, the maturity of the   % PATS will be automatically
extended to the thirtieth anniversary of the Floating Period Termination Date.
If we so elect, the   % PATS will bear interest at the Floating Period Interest
Rate until the Floating Period Termination Date, at which time the   % PATS will
be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity
unless we are required to redeem the   % PATS.

    The call price of the tendered   % PATS will be equal to 100% of their
aggregate principal amount on the Initial Coupon Reset Date, or the Dollar Price on the Floating Period Termination Date. In the event of exercise of the Call Option, then (i) not later than 12:00 noon, New York City time, on the Initial Coupon Reset Date or the Floating Period Termination Date, as the case may be, the Callholder will deliver the call price in immediately available funds to the Trustee for payment of the call price on that Coupon
Reset Date and (ii) the holders of the   % PATS will be required to deliver the
  % PATS to the Callholder against payment therefor on that Coupon Reset Date through the facilities of DTC.

    If the Callholder elects to exercise the Call Option, the obligation of the Callholder to pay the call price is subject to various conditions precedent. In addition, the Call Option may be terminated in certain circumstances prior to
the time the Callholder exercises the Call Option. No holder of   % PATS shall
have any rights or claims against the Callholder as a result of the Callholder
purchasing or not purchasing the   % PATS.

    If the Callholder elects to exercise the Call Option, on the applicable Coupon Reset Date the Callholder will sell the aggregate principal amount of the
  % PATS at the Dollar Price to the Reference Corporate Dealer or to the Reference Money Market Dealer, whichever is applicable, providing the lowest Fixed or Floating Rate Bid, in the case of the Initial Coupon Reset Date, or the lowest Fixed Rate Bid, in the case of the Floating Period Termination Date. If the lowest applicable Bid is submitted by two or more of the applicable
reference dealers, the Callholder will sell the   % PATS to one or more of such
reference dealers, as it will determine in its sole discretion.

    If for any reason the Callholder does not purchase the   % PATS on the
relevant Coupon Reset Date, we will be required to redeem the   % PATS at a
price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, if such Coupon Reset Date is the Initial Coupon Reset Date, or at the Dollar Price, plus accrued and unpaid interest, if any, if such Coupon Reset Date is the Floating Period Termination Date. See "--Put Option" below.

PUT OPTION

    If the Call Option has not been exercised, or in the event the Callholder is not required or fails to deliver the call price to the Trustee not later than 12:00 noon, New York City time, on the relevant Coupon Reset Date, the Trustee
will be required for and on behalf of the holders of the   % PATS to exercise
the option to put the   % PATS to us pursuant to the Indenture. Upon exercise of
the Put Option, we will be required to redeem all of the   % PATS on the
applicable Coupon Reset Date at a redemption price equal to 100% of the
aggregate principal amount of the   % PATS, if such Coupon Reset Date is the
Initial Coupon Reset Date, or at the Dollar Price on the Floating Period Termination Date (in each case, the "Put Redemption Price"). The Put Option will be exercised automatically by the Trustee, on behalf of holders, if the Call Option has not been exercised, or in the event the Callholder is not required or fails to deliver the call price to the Trustee. If the Trustee exercises the Put Option, we will deliver the Put Redemption Price to the Trustee, together with the accrued and unpaid interest due on the applicable Coupon Reset Date, by no later than 2:00 p.m., New York City time, on such Coupon Reset Date, and the
holders of the   % PATS will be required to deliver the   % PATS to us against
payment therefor on such Coupon Reset Date through the facilities of DTC. No
holder of any   % PATS or interest therein has the right to consent or object to the Trustee's duty to exercise the Put Option.

POST-COUPON RESET OPTIONAL REDEMPTION

    After the Fixed Rate Coupon Reset Date, the   % PATS are redeemable, in
whole or in part, at any time, at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of the   % PATS then outstanding to be
      redeemed, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date calculated by discounting such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of basis points plus the Adjusted Treasury Rate on the third Business Day prior to the redemption date, as calculated by an Independent Investment Banker.

    We will mail notice of redemption at least 30 days but not more than
60 days before the applicable redemption date to each holder of the   % PATS to
be redeemed. If we elect to partially redeem the   % PATS, the Trustee will
select in a fair and appropriate manner the   % PATS to be redeemed.

    Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after
the applicable redemption date on the   % PATS or portions thereof called for
redemption.

SETTLEMENT

    In the event that the   % PATS are purchased by the Callholder, the
Callholder will pay to the Trustee, in same day funds not later than 12:00 noon, New York City time, on the Initial Coupon Reset Date, an amount equal to 100% of
the aggregate principal amount of the   % PATS or on the Floating Period
Termination Date, an amount equal to the Dollar Price.

    On any such Coupon Reset Date, the Callholder will cause the Trustee to make
payment of the purchase price for the tendered   % PATS that have been purchased
for remarketing by the Callholder to DTC for payment to the DTC participant of
each tendering beneficial owner of   % PATS. This payment will be made against
delivery through DTC of the beneficial owner's   % PATS by book-entry through
DTC by the close of business on the Coupon Reset Date.

    We will also make, or cause the Trustee to make, payment of interest to DTC for payment to the DTC Participant of each beneficial owner of % PATS, due on a Coupon Reset Date by book-entry through DTC, by the close of business on such Coupon Reset Date.

    The transactions described above will be executed on the applicable Coupon Reset Date through DTC in accordance with the procedures of DTC, and the accounts of the respective Participants will be debited and credited, and the
  % PATS delivered by book-entry as necessary to effect the purchases and sales thereof.

    All payments of principal and interest in respect of the   % PATS in
book-entry form will be made in immediately available funds. The   % PATS will
trade in DTC's Same-Day Funds Settlement System until the maturity date, as it may be extended, or the Post-Coupon Reset Redemption Date, as the case may be,
or until the   % PATS are issued in certificated form. Secondary market trading
activity in the   % PATS will be required by DTC to settle in immediately
available funds.

    The tender and settlement procedures described above, including the
provisions for payment to selling beneficial owners of tendered   % PATS, or for
payment by the purchasers of   % PATS, in a remarketing, may be modified to the
extent required by DTC or, if the book-entry system is no longer available for
the   % PATS at the time of a remarketing, to the extent required to facilitate
the tendering and remarketing of the   % PATS in certificated form. In addition,
the Callholder may modify the settlement procedures set forth above in order to facilitate the settlement process.

    As long as DTC or its nominee holds a certificate representing the   % PATS
in the book-entry system of DTC, no certificates for the   % PATS will be
delivered to any beneficial owner. In addition, under the terms of the
  % PATS, the Indenture and the underwriting agreement, we have agreed that
(1) we will use our reasonable best efforts to maintain the   % PATS in
book-entry form with DTC or any successor thereto, and to appoint a successor
depositary to the extent necessary to maintain the   % PATS in book-entry form,
and (2) we will waive any discretionary right we otherwise have under the
Indenture to cause the   % PATS to be issued in certificated form.

CALLHOLDER

    If the Callholder elects to purchase the   % PATS, the Callholder will not
receive any fees or reimbursement of expenses from us in connection with the
purchase and remarketing of the   % PATS, except under certain circumstances.

    On or after the Fixed Rate Coupon Reset Date, we may at any time purchase
any   % PATS at any price in the open market or otherwise. The   % PATS so
purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

RECENT ACCOUNTING DEVELOPMENTS

    For purposes of financial accounting and reporting, for publicly held companies the Securities and Exchange Commission (the "SEC") may require prospective investors to separately account for the Callholder's option to
purchase and to remarket the   % PATS on the Initial Coupon Reset Date. Persons
considering investing in the   % PATS, who are required to file financial
reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended, should consult their own accounting advisors concerning potential reporting requirements.

BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    The Securities will trade through DTC. The Securities will be represented by a global certificate registered in the name of Cede & Co., DTC's nominee.

    DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities for its participants. DTC facilitates settlement of securities transactions among its participants through electronic computerized book-entry changes in the participants' accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies and clearing corporations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities
Dealers, Inc. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

    Purchases of the Securities within the DTC system must be made through participants, which will receive a credit for the Securities on DTC's records. The beneficial ownership interest of each purchase will be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through which they purchased Securities. Beneficial owners will not receive certificates for their Securities, except if use of the book-entry system for the Securities is discontinued.

    To facilitate subsequent transfer, all Securities deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Securities. DTC's records reflect only the identity of the participants to whose accounts such Securities are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to participants, and by participants to indirect participants and beneficial owners, will be governed by arrangements among them.

    Redemption notices will be sent to Cede & Co. If less than all of the Securities are being redeemed, DTC's practice is to determine by lot the amount of Securities of each participant to be redeemed.

    Neither DTC nor Cede & Co. will itself consent or vote with respect to the Securities. Under its usual procedure, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the Securities are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Securities.

    Interest and redemption payments, if any, on the Securities will be made to DTC. DTC's practice is to credit participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, The Chase Manhattan Bank or us. Payment of redemption proceeds, distributions and interest to DTC is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

    Except as provided in this prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the Securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Securities.

    DTC may discontinue providing its services as securities depository with respect to the Securities at any time by giving us reasonable notice. In the event no successor securities depository is obtained, certificates for the Securities will be printed and delivered. If we decide to discontinue use of the DTC system of book-entry transfers, certificates for the Securities will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of this information.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of certain U.S. federal income tax consequences of the
purchase, ownership and disposition of the   % Notes and the   % PATS is based
upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or
possible differing interpretations. This summary deals only with   % Notes and
  % PATS held as "capital assets" as defined in the Code and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment
trusts, dealers in securities or currencies, persons holding   % Notes or
  % PATS as a hedge against currency risk or as a position in a "straddle" or "conversion" transaction, or persons whose functional currency is not the U.S. dollar.

    The term "U.S. Holder" means a beneficial owner of   % Notes or   % PATS
that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. As used herein, the term
"non-U.S. Holder" means a beneficial owner of the   % Notes or the   % PATS that
is not a U.S. Holder.

    PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATIONS OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE % NOTES OR THE % PATS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

EXPECTED TAX TREATMENT OF U.S. HOLDERS

    Although there are no cases or rulings with respect to instruments with
terms similar to those of the   % PATS, and the matter is not free from doubt,
the   % PATS should be treated as fixed rate debt instruments that mature on the
Initial Coupon Reset Date. By purchasing the   % PATS, a holder agrees (in the
absence of an administrative determination or judicial ruling to the contrary) to follow such treatment for U.S. federal income tax purposes. No ruling on any
of the issues relating to the   % PATS will be sought from the IRS and no
assurance can be given that the IRS or the courts will agree with the characterization described above.

    Interest on the   % Notes and the   % PATS should constitute "qualified
stated interest" and generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. Holder's regular method of tax accounting. We expect to issue the
  % Notes and the   % PATS at prices that will not create original issue
discount ("OID"), generally defined as the excess of the stated redemption price
at maturity of the   % Notes or the   % PATS over their issue price. However, if
the   % Notes or the   % PATS, as the case may be, are issued with OID, or are
deemed by the IRS to have been issued with OID and such OID is greater than the statutory DE MINIMIS amount (generally, 1/4 of one percent of the instrument's stated redemption price at maturity multiplied by the number of complete years to maturity), a U.S. Holder will include in income, as ordinary interest, both
the qualified stated interest paid on the   % Notes or the   % PATS, as the case
may be, and the OID amount, as such discount accrues under a constant yield method. The OID amounts would thus be taxable income to the holder in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of tax accounting.

    Upon the sale, exchange or retirement of   % Notes or   % PATS, a U.S.
Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's
adjusted tax basis in the    % Notes or the   % PATS. A U.S. Holder's adjusted
tax basis in the   % Notes or the   % PATS generally will equal such U.S.
Holder's initial investment in the   % Notes or the   % PATS increased by any
OID included in income and decreased by the amount of any payments, other than
qualified stated interest payments, received with respect to the   % Notes or
the   % PATS. Such gain or loss will generally be capital gain or loss and will
be long-term capital gain or loss if the   % Notes or the   % PATS have been
held by the U.S. Holder for more than one year on the date of disposition.

POSSIBLE ALTERNATIVE TAX TREATMENT OF THE   % PATS

    There can be no assurance that the IRS will agree with our treatment of the % PATS, and it is possible that the IRS could assert another treatment. For
instance, it is possible that the IRS could seek to treat the   % PATS as
maturing on their stated maturity date (or one year after that date, due to the
possibility of extension). In the event the   % PATS were treated as maturing on
their stated maturity date for U.S. federal income tax purposes, the   % PATS
would be treated as having contingent interest under the Code. In such event, under Treasury regulations governing debt instruments that provide for contingent payments, the amount treated as taxable interest in each accounting period would be a hypothetical amount based upon our current borrowing costs for comparable, noncontingent debt instruments. The hypothetical amount would not
necessarily be the same as the stated interest actually paid on the   % PATS. As
a result, a U.S. Holder might be required to include interest in income in excess of actual cash payments received for certain taxable years. Also, the
character of any gain or loss upon the sale or exchange of the   % PATS
(including a sale pursuant to the mandatory tender on the Coupon Reset Date) by
a U.S. Holder, will likely differ if the   % PATS were treated as contingent
payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent
of the U.S. Holder's ordinary income inclusions with respect to the   % PATS,
and any excess would generally be treated as capital loss.

NON-U.S. HOLDERS

    A non-U.S. Holder will be eligible for exemption from U.S. federal income or withholding taxes on payments of principal, premium (if any) or interest
(including OID, if any) on the   % Notes or the   % PATS, unless such non-U.S.
Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote. To qualify for the exemption from taxation, a non-U.S. Holder must provide a statement signed by the beneficial owner under penalties of perjury that certifies that such owner is not a U.S. Holder and provides the name and address of the beneficial owner.

    Any gain or income realized by non-U.S. Holders upon the sale, exchange,
retirement or other disposition of the   % Notes or the   % PATS generally will
not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder or (ii) in the case of a non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

    If a non-U.S. Holder is engaged in a trade or business in the United States or if an individual non-U.S. Holder is present in the United States for
183 days or more, such non-U.S. Holder will generally be subject to U.S. income tax at regular rates on interest and on any gain realized on the sale, exchange,
retirement or other disposition of the   % Notes or the   % PATS. In addition,
if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

      % Notes or   % PATS beneficially owned by an individual who at the time of death is not a U.S. citizen or resident will not be subject to the U.S. federal estate tax as a result of such individual's death, provided that such individual does not constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and provided that the interest
payments with respect to such   % Notes or   % PATS would not have been, if
received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

BACKUP WITHHOLDING

    Backup withholding of U.S. federal income tax at a rate of 31% may apply to
payments made in respect of the   % Notes or the   % PATS to registered owners
who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients.
Payments made in respect of the   % Notes or the   % PATS to a U.S. Holder must
be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for non-U.S. Holders.

    Upon the sale of the   % Notes or the   % PATS to or through a broker, the
broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder and certain other conditions are met. Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status and certain other conditions are met. Certification of the registered owner's non-U.S. status would be made normally on an IRS form under penalties of perjury.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. federal income tax, provided the required information is furnished to the IRS.

FINAL WITHHOLDING REGULATIONS

    The Treasury Department recently issued final Treasury regulations which make certain modifications to the withholding, backup withholding and information reporting rules described above. These final regulations will generally be effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding these final regulations.

                             SELLING SECURITYHOLDER

    The Securities are being offered and sold by UBS AG, London Branch, an affiliate of UBS Warburg LLC. We will not receive any of the proceeds from the sale of the Securities, all of which will be retained by the Selling Securityholder.

                              PLAN OF DISTRIBUTION

    Subject to the terms and conditions set forth in the underwriting agreement dated November , 2000 among us, the Selling Securityholder and the underwriters named below, the Selling Securityholder has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from the Selling Securityholder, the following respective principal amounts of the Securities:

                                                    PRINCIPAL AMOUNT OF     PRINCIPAL AMOUNT OF
UNDERWRITER                                               % NOTES                 % PATS
-----------                                         -------------------   -----------------------
Goldman, Sachs & Co...............................        $                       $
UBS Warburg LLC...................................        $                       $
Banc One Capital Market Securities, Inc...........        $                       $
Chase Securities Inc..............................        $                       $
J.P. Morgan Securities Inc........................        $                       $
Morgan Stanley & Co. Incorporated.................        $                       $
  Total...........................................        $                       $

    In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Securities offered hereby if any Securities are purchased. The underwriters have advised the Selling Securityholder and us that the underwriters propose to offer the Securities to the public initially at the offering prices set forth on the cover page of this prospectus supplement, and to certain dealers initially at that
price less a discount not in excess of   % and   % of the principal amount of
the   % Notes and   % PATS, respectively. The underwriters may allow, and those
dealers may reallow, a concession to certain other dealers not in excess of   %
and   % of the principal amount of the   % Notes and   % PATS, respectively.
After the initial offering of the Securities to the public, the public offering prices and these concessions may be changed.

    We have agreed to indemnify the Selling Securityholder and the underwriters against, or contribute to payments the Selling Securityholder or the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act. The Selling Securityholder has agreed to indemnify us and the underwriters against, or contribute to payments we or the underwriters may be required to make in respect of, certain liabilities.

    The Securities have no established trading market. We have been advised by the underwriters that they intend to make a market in the Securities as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Securities, and any market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

    In connection with the offering the underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Securities in excess of the principal amount of the Securities creating a syndicate short position. Syndicate covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Securities made for the purpose of preventing or retarding a decline in the market price of the Securities while the offering is in progress.

    The underwriters may also impose a penalty bid. A penalty bid permits the underwriters to reclaim a selling concession from a syndicate member when the Securities originally sold by that syndicate member are purchased in a syndicate transaction.

    Any of these activities may cause the price of the Securities to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Neither we, the Selling Securityholder nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Securities. In addition, neither we, the Selling Securityholder nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    We estimate that our total expenses of this offering will be $600,000.

    The Securities will be issued to the Selling Securityholder, an affiliate of UBS Warburg LLC, in exchange for temporary financing provided by the Selling
Securityholder in August 2000. In connection with such exchange           will
pay $      to           .

    The underwriters and their affiliates (including, in the case of UBS Warburg LLC, its affiliate the Selling Securityholder) engaged in, and may from time to time in the future engage in, and performed, and may from time to time in the future perform, services on our behalf and on behalf of our subsidiaries in the ordinary course of business. The Chase Manhattan Bank, Trustee under the Indenture, is an affiliate of Chase Securities Inc.

                           GLOSSARY OF DEFINED TERMS

    Set forth below are some of the definitions of the defined terms used in this prospectus supplement.

    "Adjusted Treasury Rate" means, with respect to any redemption date for the
  % Notes and any Post-Coupon Reset Redemption Date for the   % PATS, as the
case may be:

    - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Optional Redemption Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the applicable Securities, yields for the two published maturities most closely corresponding to the Optional Redemption Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Optional Redemption Comparable Treasury Issue, calculated using a price for the Optional Redemption Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Optional Redemption Comparable Treasury Price for such redemption date.

    "Applicable Spread" means the lowest Fixed Rate Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the
  % PATS, obtained by the Calculation Agent by 3:30 p.m., New York City time, on the Fixed Rate Determination Date, from the Fixed Rate Bids quoted to the Calculation Agent by up to five Reference Corporate Dealers.

    "Base Rate" means      %.

    "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

    "Calculation Agent" means the Calculation Agent appointed pursuant to the Indenture, initially UBS Warburg LLC.

    "Call Notice" means notice by the Callholder to us and the Trustee that it
elects to purchase the   % PATS for remarketing on the Initial Coupon Reset
Date.

    "Call Option" means the option of the Callholder which, if exercised,
results in the obligation of the Callholder to purchase the   % PATS for
remarketing on the Initial Coupon Reset Date and, if we exercise our Floating Period Option, to purchase the Securities of this series for remarketing on the Fixed Rate Coupon Reset Date, as described under "Description of the Securities-- % PATS--Call Option."

    "Comparable Treasury Issues" for the   % PATS means the U.S. Treasury
security or securities selected by the Calculation Agent, as of the first Determination Date, as having an actual or interpolated maturity or maturities
comparable to the remaining term of the   % PATS being purchased by the
Callholder.

    "Comparable Treasury Price" means, with respect to the Initial Coupon Reset
Date:

    - the offer prices for the Comparable Treasury Issues (expressed, in each case, as a percentage of its principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500") or

    - if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, the average of the Reference Treasury Dealer Quotations for such Determination Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Calculation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "Coupon Reset Date(s)" means (1) November      , 2003, assuming the
Callholder has elected to purchase the   % PATS and we have not elected to
exercise our Floating Period Option, or (2) November , 2003 and the Floating Period Termination Date, if, in the case of the Floating Period Termination Date, we have elected to exercise our Floating Period Option.

    "Coupon Reset Rate" means the interest rate to be paid on the   % PATS from
and including each Coupon Reset Date.

    "Determination Date" means each of the Floating Rate Spread Determination Date or Fixed Rate Determination Date.

    "Dollar Price" means, with respect to the   % PATS and as determined by the
Calculation Agent, (1) the principal amount of the   % PATS, plus (2) the
premium equal to the excess, if any, of (A) the present value, as of the Initial
Coupon Reset Date, of the Remaining Scheduled Payments for such   % PATS,
discounted to the Initial Coupon Reset Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, over
(B) the principal amount of the   % PATS.

    "Fixed Rate Bid" means an irrevocable offer to purchase the aggregate
outstanding principal amount of the   % PATS at the Dollar Price, but assuming:

    - a settlement date that is the Fixed Rate Coupon Reset Date applicable to
      such   % PATS;

    - a maturity date that is the thirtieth anniversary of the Fixed Rate Coupon Reset Date; and

    - a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer.

    "Fixed Rate Coupon Reset Date" means November  , 2003, assuming the
Callholder has elected to purchase the   % PATS and we have not elected to
exercise our Floating Period Option, or the Floating Period Termination Date if we have elected to exercise our Floating Period Option.

    "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Coupon Reset Date.

    "Floating Period Interest Rate" means the sum of the Reference Rate and the Floating Rate Spread.

    "Floating Period Notification Date" means the fourth Business Day prior to the Initial Coupon Reset Date.

    "Floating Period Option" means our right, on any date after the Callholder
elects to purchase the   % PATS but prior to the fourth Business Day prior to
the Initial Coupon Reset Date, to require the Callholder to remarket the % PATS at the Floating Period Interest Rate.

    "Floating Period Termination Date" means the earlier of November , 2004 or the date which otherwise would be the first Reference Rate Reset Date following the Floating Period Termination Notification Date.

    "Floating Period Termination Notification Date" means the date on which we give notice to the Callholder and the Trustee of our election to terminate the Floating Rate Period which shall be at least four Business Days prior to the next Reference Rate Reset Date.

    "Floating Rate Bid" means an irrevocable offer to purchase the aggregate
outstanding principal amount of the   % PATS at the Dollar Price, but assuming:

    - a settlement date that is the Floating Rate Coupon Reset Date;

    - a maturity date equal to the Floating Period Termination Date;

    - a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread;

    - that the   % PATS are subject to mandatory tender to and purchase by the
      Callholder at the Dollar Price on the Floating Period Termination Date;
      and

    - that we will redeem the   % PATS at the Dollar Price on the Floating
      Period Termination Date, if not previously purchased by the Callholder.

    "Floating Rate Coupon Reset Date" means November , 2003 in the event we have elected to exercise our Floating Period Option.

    "Floating Rate Period" means the period from and including the Floating Rate Coupon Reset Date to but excluding the Floating Period Termination Date.

    "Floating Rate Reset Period" means the period from and including the first Reference Rate Reset Date, to but excluding the next following Reference Rate Reset Date, and thereafter the period from and including a Reference Rate Reset Date to but excluding the next following Reference Rate Reset Date; provided that the final Floating Rate Reset Period will run to but exclude the Floating Period Termination Date.

    "Floating Rate Spread" means the lowest Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate
for the   % PATS obtained by the Calculation Agent by 3:30 p.m., New York City
time, on the Floating Rate Spread Determination Date, from the Floating Rate Bids quoted to the Calculation Agent by up to five Reference Money Market Dealers

    "Floating Rate Spread Determination Date" means the third Business Day prior to the Floating Rate Coupon Reset Date.

    "Independent Investment Banker" means Goldman, Sachs & Co. or UBS Warburg LLC and any successor firm selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

    "Initial Coupon Reset Date" means November      , 2003.

    "Interest Rate to Maturity" means the sum of the Base Rate and the
Applicable Spread, which will be based on the Dollar Price of the   % PATS.

    "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

    "Optional Redemption Reference Treasury Dealer" means each of up to five dealers to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer.

    "Optional Redemption Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Securities or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Optional Redemption Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Securities.

    "Optional Redemption Comparable Treasury Price" means (1) the average of five Optional Redemption Reference Treasury Dealer Quotations for the applicable redemption date, after excluding the highest and lowest Optional Redemption Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Optional Redemption Reference Treasury Dealer Quotations, the average of all such quotations.

    "Optional Redemption Reference Treasury Dealer Quotations" means, with respect to each Optional Redemption Reference Treasury Dealer and any redemption
date for the   % Notes or any Post-Coupon Reset Redemption Date, the average, as determined by the Independent Investment Banker of the bid and asked prices for the Optional Redemption Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

    "Post-Coupon Reset Redemption Date" means any date after the Fixed Rate
Coupon Reset Date on which we elect to redeem the   % PATS, in whole or in part.

    "Put Option" means the obligation of the Trustee to put the   % PATS to us
as described under "Description of the Securities--  % PATS--Put Option."

    "Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us and agreed to by the Callholder, such consent not to be unreasonably withheld. We will advise the Calculation Agent of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Coupon Reset Date. One of the Reference Corporate Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch is then the Callholder.

    "Reference Money Market Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which we shall select, who are also leading dealers in money market instruments, and agreed to by the Callholder, such consent not to be unreasonably withheld. We will advise the Calculation Agent of our selection of Reference Money Market Dealers no later than five Business Days prior to the Floating Rate Coupon Reset Date. One of the Reference Money Market Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch is then the Callholder.

    "Reference Rate" means:

    - The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date.

    - If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Calculation Agent will request the principal London offices of four major reference banks in the London Inter-Bank Market, to provide the Calculation Agent, in the case of each such bank, with its offered quotation for deposits in U.S. dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately
      11:00 a.m., London time, on that Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Calculation Agent are not providing quotations in the manner described in this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

    "Reference Rate Determination Date" will be the second London Business Day preceding each Reference Rate Reset Date.

    "Reference Rate Reset Date" means November       , 2003 and the      day of
each month thereafter until, but excluding, the Floating Period Termination
Date.

    "Reference Treasury Dealer" means each of up to five dealers to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a primary U.S. Government securities dealer ("Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer. One of the Reference Treasury Dealers we select will be UBS Warburg LLC, if UBS AG, London Branch is then the Callholder.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer, by 12:00 noon, New York City time, on the first Determination Date.

    "Remaining Scheduled Payments" means, with respect to the   % PATS, the
remaining scheduled payments of the principal and interest thereon, calculated
at the Base Rate applicable to such   % PATS, that would be due from but
excluding the Initial Coupon Reset Date to and including the maturity date; provided that if such Coupon Reset Date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued, calculated at the Base Rate only, to the Initial Coupon Reset Date.

    "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace "Telerate Page 500" on such service) or such other service displaying the offer prices for the Comparable Treasury Issues, as may replace Dow Jones Markets.

    "Telerate Page 3750" means the display page so designated on the Dow Jones Markets Limited (or such other page as may replace that page on that service) or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollars deposits.

    "Treasury Rate" for the   % PATS means, with respect to the Initial Coupon
Reset Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of their principal amounts) equal to the Comparable Treasury Price for such Coupon Reset Date.

PROSPECTUS

                                  $500,000,000

                            ENERGY EAST CORPORATION

                                DEBT SECURITIES

                               ------------------

    We may offer to sell from time to time up to $500,000,000 in principal amount of our notes, debentures or other unsecured debt securities in one or more series with the same or different terms.

    We may sell the debt securities through agents, dealers or underwriters, or directly to one or more purchasers as are designated from time to time. The debt securities may also be sold by certain security holders. The specific terms of each series of the debt securities will be determined at the time they are sold and the following information will be included in a prospectus supplement:

- Total amount of debt securities offered

- Form of debt securities

- Series designation

- Agent, dealer or underwriter, if any

- Commission an agent will receive or discount a dealer or underwriter will receive and an estimate of the net proceeds we will receive

- Maturity date of debt securities

- Interest rates or method of calculating interest rates

- Interest payment dates

- Initial public offering price or purchase price

- Terms for repayment or redemption, if any

- Selling security holders, if any

- Any other terms applicable to the debt securities

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is October 10, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ABOUT THIS PROSPECTUS.......................................       3

WHERE YOU CAN FIND MORE INFORMATION.........................       3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...       4

ENERGY EAST CORPORATION.....................................       5

USE OF PROCEEDS.............................................       6

RATIO OF EARNINGS TO FIXED CHARGES..........................       7

DESCRIPTION OF DEBT SECURITIES..............................       7

SELLING SECURITY HOLDERS....................................      15

PLAN OF DISTRIBUTION........................................      16

EXPERTS.....................................................      17

LEGAL MATTERS...............................................      17

                            ------------------------

    In this prospectus, references to "we," "us" and "our" refer to Energy East Corporation, unless the context indicates that "we," "us" or "our" refers to Energy East Corporation together with its consolidated subsidiaries.

                            ------------------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, any combination of the debt securities described in this prospectus may be sold by us or certain security holders, from time to time, in one or more offerings of one or more series. The aggregate principal amount of debt securities which may be offered under this prospectus is $500,000,000. This prospectus only provides you with a general description of the securities that may be offered. Each time we, or certain security holders, sell debt securities, we will provide a "prospectus supplement" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

    We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC's Public Reference Room and at its Regional Offices at:

Public Reference Room       New York Regional Office  Chicago Regional Office
Room 1024, Judiciary Plaza  Suite 1300                Citicorp Center
450 Fifth Street, N.W.      7 World Trade Center      Suite 1400
Washington, DC 20549        New York, NY 10048        500 West Madison Street
                                                      Chicago, IL 60661-2511

    You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at HTTP://WWW.SEC.GOV. In addition, materials and information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005, where our common stock is listed.

    This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and any other document establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

    We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the debt securities being offered under this prospectus or any prospectus supplement are sold:

    - Our Annual Report on Form 10-K for the year ended December 31, 1999.

    - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000.

    - Our Current Reports on Form 8-K filed January 31, 2000, February 8, 2000, February 18, 2000 and September 1, 2000.

    - Consolidated balance sheet, consolidated statement of earnings and consolidated statement of cash flows of CMP Group, Inc., and the notes related thereto, included in CMP Group's Annual Report on Form 10-K for the year ended December 31, 1999.

    Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

                            ENERGY EAST CORPORATION
                              Shareholder Services
                                 P.O. Box 3200
                          Ithaca, New York 14852-3200
                                 (607) 347-2506

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS DATED OCTOBER 10, 2000. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENTS.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, any accompanying prospectus supplement and the additional information described under the heading "Where You Can Find More Information" may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements, include, among others, the following:

    - our ability to compete in the rapidly changing and increasingly competitive electricity and natural gas utility markets;

    - changes in commodity supply or cost and the success of our strategies to satisfy power requirements now that all of our coal-fired generation assets have been sold;

    - our ability to control other costs;

    - the deregulation and unbundling of energy services;

    - our ability to expand our products and services, including our energy infrastructure in the Northeast;

    - our ability to integrate the operations of Connecticut Energy Corporation, CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources with our operations;

    - the ability to obtain adequate and timely rate settlements;

    - nuclear or environmental incidents;

    - legal or administrative proceedings;

    - changes in the cost or availability of capital;

    - growth in the areas in which we do business;

    - weather variations affecting customer energy usage; and

    - other considerations that may be disclosed from time to time in our publicly disseminated documents and filings.

    You should not place undue reliance on the forward-looking statements, which reflect circumstances only as of the date of this prospectus or any prospectus supplement or, in the case of a document incorporated by reference, the date of that document.

    The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

                            ENERGY EAST CORPORATION

    We are a public utility holding company organized under the laws of the State of New York in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine, New Hampshire and New Jersey and offices in New York, Connecticut and Maine. On
May 1, 1998, we became the parent of New York State Electric & Gas Corporation. On February 8, 2000, we completed our merger with Connecticut Energy, which is a holding company primarily engaged in the retail distribution of natural gas in Connecticut through its wholly-owned subsidiary, The Southern Connecticut Gas Company. On September 1, 2000, we completed our mergers with CMP Group, CTG Resources, and Berkshire Energy. CMP Group is a holding company and its principal utility subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated local natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated local natural gas distribution company in Massachusetts.

    Our principal business is purchasing, transmitting and distributing electricity in New York and Maine and purchasing, transporting and distributing natural gas in New York, Connecticut, Maine and Massachusetts. We generate electricity from our nuclear and hydroelectric stations. Our New York service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the state. One of our Connecticut service territories extends along the southern Connecticut coast from Westport to Old Saybrook and the other is located principally in the Hartford-New Britain area and Greenwich. Our Maine service territory is located in the southern and central areas of the state and our Massachusetts service territory is in the western area of that state. The approximate areas and populations of our service territories are: New York - 19,900 square miles and 2.5 million people, Maine - 11,000 square miles and 1 million people, Connecticut

-1,318 square miles and 1.5 million people, and Massachusetts - 850 square miles and 190,000 people. The larger cities in New York in which we serve both electricity and natural gas are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. In Connecticut the larger cities in which we serve natural gas are Bridgeport, New Haven, Greenwich and Hartford. In Maine we serve electricity to the city of Portland and the Lewiston-Auburn, Augusta-Waterville and Bath-Brunswick areas, and in Massachusetts the larger cities in which we serve natural gas are Pittsfield and North Adams. We serve approximately 1.4 million electricity customers and 600,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for 5% or more of either electric or natural gas revenues.

    Our executive offices are located at One Canterbury Green, Stamford, Connecticut 06904 where our telephone number is (203) 325-0690 and P.O. Box 12904, Albany, New York 12212-2904 where our telephone number is
(518) 434-3049.

                                USE OF PROCEEDS

    Unless otherwise specified in the supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the debt securities to refund certain debt securities which were used to fund a portion of the cash consideration for the three mergers with CMP Group, CTG Resources and Berkshire Energy. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the debt securities will depend on market conditions and the availability of other funds. We will not receive any proceeds from the sale of securities by any selling security holders.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2000, and the five most recent fiscal years:

                                         SIX MONTHS
                                            ENDED                        ENDED DECEMBER 31,
                                          JUNE 30,     -------------------------------------------------------
                                            2000         1999          1998       1997       1996       1995
                                         -----------   --------      --------   --------   --------   --------
Ratio of earnings to fixed
  charges(1)...........................     4.75(2)      4.14(3)       3.43       3.15       3.02       2.89

------------------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(2) Due to the seasonal nature of our operations, financial results for interim periods are not necessarily indicative of trends for a twelve-month period.

(3) Earnings before income taxes and fixed charges includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the ratio of earnings to fixed charges would have been 3.52.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth the general terms and provisions of the debt securities that we may offer by this prospectus. The debt securities are senior debt securities and will rank equally with all of our other unsecured and unsubordinated debt.

    The debt securities will be issued under an indenture between us and The Chase Manhattan Bank, as trustee. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to the debt securities.

    The indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all of the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

    Prospective purchasers of debt securities should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the debt securities of a particular series. The prospectus supplement relating to an issue of debt securities will describe these considerations, if they apply.

    There is no requirement under the indenture that future issues of our debt securities be issued under the indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities, in connection with future issues of other debt securities.

GENERAL

    The indenture does not limit the aggregate principal amount of debt securities that we may issue under the indenture. The indenture provides that the debt securities may be issued in one or more series. The debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

    Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture, a board resolution or in one or more officer's certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

    - title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the person to whom any interest on the debt securities shall be payable, if other than the person in whose name the debt securities are registered at the close of business on the regular record date;

    - the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

    - the rate or rates at which the debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

    - the dates on which interest will be payable;

    - the record dates for payments of interest;

    - the place or places, if any, in addition to the office of the trustee, where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable;

    - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be repaid, in whole or in part, at the option of the holder thereof;

    - any sinking fund or other provisions or options held by holders of the debt securities that would obligate us to repurchase or redeem the debt securities;

    - the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

    - any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;

    - any collateral, security, assurance or guarantee for the debt securities; and

    - any other specific terms applicable to the debt securities.

    Unless we otherwise indicate in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

    Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the indenture or the debt securities that require us to redeem, or permit the holders to cause a redemption of, the debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

SECURITY AND RANKING

    We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt securities or to make any funds available for payment of amounts due on our debt securities.

    Because we are a holding company, our obligations under the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our debt securities, to participate in the assets of any subsidiary will be subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in a prospectus supplement, we will pay interest on our debt securities on each interest payment date by check mailed to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a debt security, we will pay defaulted interest to the registered owner of the debt security in one of the following ways:

    - we will first propose to the trustee a payment date for the defaulted interest. Next, the trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the debt security as of the close of business on the special record date; or

    - we can propose to the trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities may be listed for trading. If the trustee thinks the proposal is practicable, payment will be made as proposed.

REDEMPTION

    We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any tranche of a series are to be redeemed, the trustee will select the debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See Sections 301, 1103 and 1104.)

    Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender the debt security for redemption. (See Section 1106.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See
Section 1107.)

    We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1104.)

REGISTRATION, TRANSFER, EXCHANGE AND FORM

    The debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See Section 305.)

    Unless we otherwise indicate in the applicable prospectus supplement, debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the indenture. (See Section 305.)

    In the event of any redemption of debt securities of any series, the trustee will not be required to exchange or register a transfer of any debt securities of the series selected, called or being called for redemption except the unredeemed portion of any debt security being redeemed in part. (See
Section 305.)

BOOK-ENTRY ONLY SYSTEM

    The following discussion pertains to debt securities that are issued in book-entry only form.

    One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant would then keep a record of its clients who purchased the debt securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

    Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

    DTC has advised us that it is:

    - a limited-purpose trust company organized under the New York Banking Law;

    - a "banking organization" within the meaning of the New York Banking Law;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

    DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the debt securities to owners of beneficial interests in the global notes.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the trustee, or us.

    Debt securities represented by a global note will be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

    - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

    - we instruct the trustee that the global note is now exchangeable; or

    - an event of default has occurred and is continuing.

    According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

CONSOLIDATION, MERGER, CONVEYANCE, SALE OR TRANSFER

    We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

    - the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

    - the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding debt securities and the performance of every covenant of the indenture that we would otherwise have to perform; and

    - immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See
      Section 801.)

LIMITATION ON SECURED DEBT

    If this covenant is made applicable to the debt securities of any particular series, we have agreed that we will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding debt securities of all series with respect to which this covenant is made (we refer to all such debt securities as "Benefitted Securities"), considered as one class, provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any debt securities by us if either:

    - we secure all Benefitted Securities then outstanding equally and ratably with the Secured Debt; or

    - we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by a Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements in the Indenture.

    "Debt" means

    - indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and

    - any guaranty by us of any such indebtedness of another person.

    "Lien" means any lien, deed of trust, pledge or security interest.

    "Secured Debt" means Debt created, issued, incurred or assumed by us which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act, whether owned at the date of the initial authentication and delivery of the debt securities of any series or thereafter acquired. (See Section 1007.)

MODIFICATION OF THE INDENTURE

    Under the indenture or any supplemental indenture, our rights and the rights of the holders of debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding debt security affected thereby:

    - change the fixed date upon which the principal of or the interest on any debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

    - reduce the stated percentage of debt securities, the consent of the holders of which is required for any modification of the applicable indenture or for waiver by the holders of certain of their rights; or

    - modify certain provisions of the indenture. (See Section 902.)

    An original issue discount security means any security authenticated and delivered under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

    The indenture also contains provisions permitting us and the trustee to amend the indenture in certain circumstances without the consent of the holders of any debt securities to evidence a merger, the replacement of the trustee and for certain other purposes. (See Section 901.)

EVENTS OF DEFAULT

    An event of default with respect to any series of debt securities is defined in the indenture as being any one of the following:

    - failure to pay interest on the debt securities of that series for 30 days after payment is due;

    - failure to pay principal or any premium on the debt securities of that series when due;

    - failure to perform other covenants in the indenture for 60 days after we are given written notice from the trustee or the trustee receives written notice from the registered owners of at least 25% in principal amount of the debt securities of that series;

    - failure to pay any sinking fund installment when due;

    - default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us, excluding any of our subsidiaries (including a default with respect to any other series of debt securities issued under the indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), excluding any of our subsidiaries, whether such indebtedness or guarantee exists on the date of the indenture or is issued or entered into following the date of the indenture, if:

       - either:

           - such default results from failure to pay any such indebtedness when due; or

           - as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and

       - the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

    - certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See Section 501.)

    An event of default regarding a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

    We will be required to file with the trustee annually an officers' certificate as to the absence of default in performance of certain covenants in the indenture. (See Section 1008.) The indenture provides that the trustee may withhold notice to the holders of the debt securities of any default, except in payment of principal of, or premium, if any, or interest on, the debt securities or in the payment of any sinking fund installment with respect to the debt securities, if the trustee in good faith determines that it is in the interest of the holders of the debt securities to do so. (See Section 602.)

    The indenture provides that, if an event of default with respect to the debt securities specified therein shall have happened and be continuing, either the trustee or the holders of 25% or more in aggregate principal amount of the debt securities may declare the principal amount of all the debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the debt securities. (See Section 502.)

    Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the debt securities, unless the holders shall have offered to the trustee reasonable indemnity. (See Section 603.)

    Subject to the provision for indemnification, the holders of a majority in principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities. However, the trustee shall have the right to decline to follow any direction if the trustee shall determine that the action so directed conflicts with any law or the provisions of the indenture or if the trustee shall determine that the action would be prejudicial to holders not taking part in the direction. (See Section 512.)

DEFEASANCE

    The indenture provides, unless otherwise provided, with respect to a particular series of debt securities, that we may elect either (a) to be discharged from all of our obligations with respect to the debt securities of any series, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as "defeasance," or (b) to be released from our obligations under sections of the indenture described under "--CONSOLIDATION, MERGER, CONVEYANCE, SALE OR TRANSFER" and "--LIMITATION ON SECURED DEBT" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as "covenant defeasance," if:

    - we deposit with the trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding debt securities on the dates such payments are due, in accordance with the terms of the debt securities and (ii) any mandatory sinking fund payments applicable to the debt securities on the day on which payments are due and payable in accordance with the terms of the indenture and of the debt securities;

    - no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the debt securities shall have occurred and be continuing on the date of such deposit;

    - we deliver to the trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

    - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the debt securities have been complied with. (See Sections 403 and 1009.)

    Discharged means, with respect to the debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the debt securities of such series and in the satisfaction of all of our obligations under the indenture relating to the debt securities of such series, except (a) the rights of holders of the debt securities of such series to receive, from the trust fund established pursuant to the indenture, payment of the principal of and interest and premium, if any, on the debt securities of such series when such payments are due, (b) our obligations with respect to the debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the trustee under the indenture. (See
Section 101.)

    If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding debt securities to and including a redemption date on which all of the outstanding debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the indenture. (See Section 403.)

    U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See Section 101.)

RESIGNATION OR REMOVAL OF TRUSTEE

    The trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor trustee and such specified day. (See Section 610.)

    The trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding debt securities. In addition, under certain circumstances, we may remove the trustee upon notice to the holder of each debt security outstanding and the trustee, and appointment of a successor trustee. (See Section 610.)

CONCERNING THE TRUSTEE

    The Chase Manhattan Bank is the trustee under the indenture. Chase Manhattan also serves as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.

GOVERNING LAW

    The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                            SELLING SECURITY HOLDERS

    Some of the debt securities offered by this prospectus may be offered from time to time by existing security holders. Identification of any such selling security holder will be made in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

    The following methods to sell the debt securities may be used by us or the selling security holders:

    - through negotiation with one or more underwriters;

    - through one or more agents or dealers designated from time to time;

    - directly to purchasers; or

    - through any combination of the above.

The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of debt securities.

    If any underwriters are used in the sale of debt securities, we, or the selling security holders, as the case may be, will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless otherwise indicated in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the debt securities offered in the prospectus supplement if any are purchased.

    If any debt securities are sold through agents designated by us, or the selling security holders, as the case may be, from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us, or the selling security holders, as the case may be, to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

    Certain persons participating in an offering of the debt securities may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the debt securities in the open market.

    No series of debt securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom debt securities are sold by us, or the selling security holders, as the case may be, for public offering and sale may make a market in such debt securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

    In connection with the sale of the debt securities, any purchasers, underwriters or agents may receive compensation from us, or the selling security holders, as the case may be, or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the debt securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us, or the selling security holders, as the case may be, and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us, or the selling security holders, as the case may be, in respect of indemnity obligations, between us, or the selling security holders, as the case may be, and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

                                    EXPERTS

    The financial statements and related financial statement schedules incorporated in this prospectus by reference to the Annual Report on Form 10-K of Energy East for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements and related financial statement schedules incorporated in this prospectus by reference to the Annual Report on Form 10-K of CMP Group for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the debt securities and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for any underwriters, dealers or agents by Shearman & Sterling, New York, New York. As of September 27, 2000, members of Huber Lawrence & Abell owned 4,653 shares of our common stock.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement and the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement, and the attached prospectus, is an offer to sell only the Securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and in the attached prospectus is current only as of their respective dates.

                              -------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                       Page
                                       ----
Summary..............................   S-2
Selected Financial Data and
  Capitalization.....................   S-5
Recent Developments..................   S-6
Use of Proceeds......................   S-7
Pro Forma Financial Information......   S-8
Description of the Securities........  S-15
Material United States Federal Income
  Tax Considerations.................  S-22
Selling Securityholder...............  S-25
Plan of Distribution.................  S-25
Glossary of Defined Terms............  S-27

             Prospectus

About This Prospectus................     3
Where You Can Find More Information..     3
Cautionary Statement Regarding
  Forward-Looking Statements.........     4
Energy East Corporation..............     5
Use of Proceeds......................     6
Ratio of Earnings to Fixed Charges...     7
Description of Debt Securities.......     7
Selling Securityholders..............    15
Plan of Distribution.................    16
Experts..............................    17
Legal Matters........................    17

                                  ENERGY EAST
                                  CORPORATION
                             $  ,000,000   % NOTES
                             DUE NOVEMBER   , 2010

                              $  ,000,000   % PATS
                                PUTABLE/CALLABLE
                               NOVEMBER   , 2003
                                 --------------
                              GOLDMAN, SACHS & CO.
                                UBS WARBURG LLC
                         BANC ONE CAPITAL MARKETS, INC.
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER

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